1185 Avenue of the Americas New York, New York 10036-4003 Telephone: 212/556-2100 Fax: 212/556-2222 www.kslaw.com
Tracy Kimmel Direct Dial: 212/556-2294 tkimmel@kslaw.com

        May 26, 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
Washington, D.C. 20549

Attention:	Peggy Fisher Assistant Director
Alan Morris
Re:	ev3 Inc.
Registration Statement on Form S-1/A filed May 10, 2005
File No. 333-123851

Ladies and Gentlemen:

        On behalf of ev3 Inc. (the "Company"), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") the following:

  •
  Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-1 (File No. 333-123851) (the "Registration Statement"), together with the exhibits thereto; and

  •
  Amendment No. 2, without exhibits, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on May 10, 2005.

        We are responding to the Staff's comments contained in its letter dated May 20, 2005. For your convenience, this letter sets forth in italics each of the Staff's comments before each response.

Prospectus Summary—Page 1

        1.     Please note that we may have further comments when you include a price range and fill in all blanks.

Response:    The price range and the related blanks have been completed in Amendment No. 2.

Capitalization Table—Page 41

        2.     Revise your filing to clarify how the number of outstanding shares of common stock was determined.

Response:    The disclosure on page 41 of Amendment No. 2 has been revised as requested.

        3.     We see that some of the pro forma data here and elsewhere in your filing is not complete. We will review this pro forma data once you complete the disclosures.

Response:    The pro forma data has been completed in Amendment No. 2.

Principal and Selling Stockholders—Page 135

        4.     We note your response to comment 35. As previously requested, please identify the five individuals who have or share voting and/or investment control over the shares held by Vertical Fund I and II.

Response:    The five individuals who share voting and investment control over the shares of the Company's common stock owned by Vertical Fund I, L.P. and Vertical Fund II, L.P. are Stephen D. Baksa, Richard B. Emmitt, Yue-Teh Jang, Jack W. Lasersohn and John E. Runnells, all of whom are general partners of The Vertical Group, L.P. The disclosure on page 137 of Amendment No. 2 has been revised to disclose these individuals' names.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Three Months Ended April 3, 2005 to the Three Months Ended April 4, 2004—Page 51

        5.     Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that "sales and marketing expenses increased $6 million in the three months ended April 3, 2005 primarily due to the increase in the U.S. direct sales force described above to support new product introductions,..... the remainder of the increase in sales, general and administrative expenses was primarily related to expense increases in the finance department....." Revise to quantify the impact of the components of this increase and any offsetting decreases.

Response:    The disclosure in "Management's Discussion and Analysis of Financial Condition and Results of Operations" has been revised as requested. See pages 53-54 of Amendment No. 2.

Consolidated Financial Statements

Note 5. Business Combinations—Page F-19

        6.     Refer to your response to prior comment 45. We note your discussions regarding the amounts allocated to the customer relationships. Tell us more about the nature of these customer relationships and whether there was any backlog acquired as part of either the Dendron or Intra Therapeutics acquisitions as well as how it was determined that the fair value of the contracts was "negligible."

Response:    At the date of acquisition of Dendron GmbH ("Dendron") by the Company, a substantial portion of Dendron's revenue (totaling €1.9 million for the nine months ended September 30, 2002) was the result of contractual relationships with distributors and one hospital in Germany. The distribution agreements did not contain any commitments by the distributors to buy products. Accordingly, all sales were effected through transaction-specific purchase orders and there were no backorders at the date of acquisition. As contemplated at the date of acquisition, the Company terminated Dendron's distributors and the related distribution agreements subsequent to the acquisition date. As a result of terminating the distributors, the Company determined that the fair value of the customer relationships was negligible.

        With respect to the acquisition of IntraTherapeutics, Inc. ("IntraTherapeutics") by the Company, sales to customers by IntraTherapeutics were based on ongoing buy-sell relationships evidenced by purchase orders and there were no backorders at the date of acquisition. During its due diligence in connection with the acquisition and in determining the value of IntraTherapeutics, the Company determined that substantially all of the value of IntraTherapeutics was related to its technology and product offering. The Company did not believe that there was significant value in the existing sales channels. Internationally, IntraTherapeutics sold its products through distributors, many of which were subsidiaries of IntraTherapeutics' parent company. In the United States, IntraTherapeutics sold directly to customers. Subsequent to the acquisition, the Company terminated the international distributor relationships and a substantial portion of the sales representatives in the United States. The Company valued the customer relationships at the estimated fair value of $151,000 with the assistance of Navigant Consulting, a third party consulting firm which provides valuation services.

Note 14. Equity Based Compensation Plans—Page F-29

        7.     Refer to your response to prior comment 54. Please provide us with the estimated IPO price. Tell us about any pricing discussion with underwriters, including prospective underwriters. Indicate the date of each such discussion and state any per share prices or price ranges discussed.

Response:    The information set forth in this response has not been adjusted for the reorganization transactions and reverse stock split described in the Registration Statement.

        In connection with the selection of underwriters for the Company's initial public offering (the "Offering"), representatives from the Company and Warburg Pincus LLC ("Warburg Pincus") interviewed five investment banking firms, three of which are set forth on the cover of the prospectus included in Amendment No. 2 and the balance of which may or may not be prospective underwriters. At these meetings, preliminary estimated ranges for the valuation of the Company were discussed with each of the investment banking firms based on cursory information provided to the investment banking firms by the Company, prevailing economic and stock market conditions and market valuations of publicly-traded companies that the investment banking firms believed to be comparable to the Company. Subsequent to those meetings, on January 6, 2005, the Company selected Piper Jaffray & Co. ("Piper Jaffray") as lead underwriter for the Offering and Banc of America Securities LLC as co-lead underwriter. Piper Jaffray estimated a pre-Offering enterprise value for the Company of between $500 million and $575 million. Other investment banking firms interviewed by the Company estimated ranges of value that were higher or lower than the range proposed by Piper Jaffray, but the Company believed that the Piper Jaffray estimate most accurately reflected the fair value of the Company at that time, which was a significant factor in selecting Piper Jaffray as the lead underwriter.

        Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC (together with Piper Jaffray, Banc of America Securities LLC and Bear, Stears & Co., Inc., the "Underwriters") were selected by the Company as co-managers of the Offering on February 8, 2005. From time to time since that date, representatives of the Company have had informal discussions with representatives of Piper Jaffray and Banc of America Securities LLC regarding the estimated ranges for the valuation of the Company, including discussions about stock market conditions and market valuations of publicly-traded companies that both the Underwriters and the Company believe to be comparable to the Company.

        On May 23, 2005, representatives of the Underwriters communicated to representatives of the Company and Warburg Pincus the proposed valuation of the Company to be included in Amendment No. 2. On such date, the then-current stock market conditions, other economic conditions, market valuations for comparable companies and other factors summarized on page 148 of Amendment No. 2 were reviewed and, based on extensive discussions, the Underwriters and the Company agreed that the range of pre-Offering enterprise market value of the Company as of such date was $600 million to $631 million, resulting in a market value of $2.83 per common membership unit ("Unit") of ev3 LLC based on the midpoint of the valuation range.

        The increase in fair value of the Company from the initial meetings with investment banks in January 2005 are the result of the following:

  •
  In the January meetings and preliminary valuation discussions, the closing of the Offering was expected to occur in late March 2005 based on 2005 revenue multiples. The actual timeline has been delayed with an estimated closing in late June 2005. Based on this timing, the Underwriters are now using 2006 revenue multiples to value the Company. Based on actual increases in revenue over this timeframe and the projected revenue ramp over the next several years, the fair value of the Company has increased.

  •
  During the first five months of 2005, there were several Company-specific events that increased the value of the Units. There have been five specific new product introductions that are forecasted to increase sales going forward. The Company estimates that the expected sales from these new products will increase the fair value per Unit by $0.23. The Company has increased the estimated fair value per Unit based on the month in which the new product was introduced, as outlined in the "Company-Specific Factors" column of the table below.

  •
  In addition to the Company-specific factors discussed above, there were two additional developments within the Company during the first five months of 2005:

  (1)
  Beginning in the fourth quarter of 2004, the Company invested to increase its U.S. cardio peripheral sales force by 38 sales representatives. The new sales team is now in place and trained. This has resulted in additional value by increasing the Company's breadth of territory coverage and increased revenue.

  (2)
  The Company also continued investments begun in late 2004 related to the addition of capital equipment and in-house manufacturing technology capabilities. These investments culminated in the Company obtaining approval to manufacture stents in-house in the first quarter of 2005, which will result in improved lead time and margins.

        The Company had previously estimated the fair value of the Units at $2.10 per Unit for January through March grants. The Company has reviewed the estimates used to arrive at this value and believes that a better estimate of the fair value per Unit is as follows:

Month	Macroeconomic and Financial Factors (ratable allocation)	Company- Specific Factors (discussed above)	Total Cumulative YTD	End of Month Fair Value
December 2004				$2.100
January	$0.037	$0.017	$0.054	2.154
February	0.037	0.118	0.208	2.308
March	0.037	0.000	0.245	2.345
April	0.037	0.000	0.282	2.382
May	0.037	0.000	0.318	2.418
June	0.037	0.095	0.450	2.550

        Based on the revised estimate of the fair value above, the Company recalculated the stock compensation expense for options granted in the quarter ended April 3, 2005, noting a difference of approximately $19,000. The Company will record the additional compensation expense in the quarter ending July 3, 2005.

        * * * *

        We hope the foregoing information is helpful. If we can be of any assistance to the Staff in explaining these responses or the changes in Amendment No. 2, please let us know. Please contact me with any questions or comments at (212) 556-2294.

Very truly yours,
/s/ Tracy Kimmel Tracy Kimmel
cc:
Julie Sherman—Securities and Exchange Commission
Angela Crane—Securities and Exchange Commission
L. Cecily Hines—ev3 Inc.